UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2004

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR

     For the Transition Period Ended: __________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

     Corporación Durango, S.A. de C.V.

Full Name of Registrant

     N/A

Former Name if Applicable

     Torre Corporativa Durango, Potasio 150

Address of Principal Executive Office (Street and Number)

     Ciudad Industrial, Durango, Durango, Mexico 34208

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant is unable to file its Annual Report on Form 20-F for the year ended December 31, 2004 without unreasonable effort or expense as the Registrant has been unable to complete its financial statements in time to file by the filing date due to:

     (i) the resolution of accounting and disclosure issues relating to the restructuring of the Registrant’s unsecured indebtedness in its concurso proceeding, the restructuring of certain of the Registrant’s secured indebtedness and the pending sale of certain non-strategic assets of the Registrant;

     (ii) delays in completing the Registrant’s unconsolidated financial statements and partially consolidated financial statements which are required under the agreements governing the Registrant’s unsecured indebtedness to be furnished to the Commission under cover of Form 6-K simultaneously with the filing of the Registrant’s Annual Report on Form 20-F; and

     (iii) delays in the completion of the U.S. GAAP reconciliation of the financial statements of the Registrant as a result of the Registrant’s use of separate auditing firms for its consolidated financial statements and its U.S. subsidiaries for the 2004 fiscal year.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gabriel Villegas	011 (5255)	5488-0380

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes   ☒   No    ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes   ☒   No    ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Based on the financial statements of the Registrant prepared under Mexican GAAP that were filed under cover of Form 6-K on May 13, 2005, net sales for the year ended December 31, 2004 were Ps 7,852.4 million, representing a 9.8% increase over net sales of Ps 7,150.5 million for the year ended December 31, 2003. Net loss in the year ended December 31, 2004 was Ps (151.5) million, or Ps (1.65) per share, compared to net loss of Ps (3,525.3) million, or Ps (37.93) per share, for the year ended December 31, 2003.

Corporación Durango, S.A. de C.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 1, 2005	By /s/ Mayela Rincón de Velasco
Mayela Rincón de Velasco
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.